UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: June 26, 2012

(English Translation of the Notice of the Result of the 100th Ordinary General Meeting of Shareholders Originally Issued in Japanese Language)

MAKITA CORPORATION

(Stock code: 6586)

June 26, 2012

To the Shareholders of

MAKITA CORPORATION

NOTICE OF THE RESULT

OF THE 100TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We would like to inform you that the following reports and resolutions were made at the 100th Ordinary General Meeting of Shareholders of MAKITA CORPORATION held on June 26, 2012.

Masahiko Goto

President

MAKITA CORPORATION

3-11-8, Sumiyoshi-cho, Anjo,

Aichi Prefecture, 446-8502, Japan

Description

Items reported

1.	The Business Report, Consolidated Financial Statements for the 100th term (from April 1, 2011 to March 31, 2012) and the Audit Reports on such Consolidated Financial Statements by the Accounting Auditors and the Board of Statutory Auditors

2.	The Non-consolidated Financial Statements for the 100th term

Items resolved

No.1	Appropriations of Surplus

This item was approved as proposed.

It was decided that cash dividends should be paid at the rate of 57 yen per share, total amount of 7,737,779,526 yen. The total cash dividends for the term amounted to 72 yen per share that included interim dividends in the amount of 15 yen per share.

No.2	Election of 3 Statutory Auditors

Messrs. Toshihito Yamazoe, Haruhito Hisatsune and Michiyuki Kondo were reelected as Statutory Auditors and assumed their offices.

Messrs. Haruhito Hisatsune and Michiyuki Kondo are Outside Statutory Auditors.

No.3	Payment of Bonus to Directors

This item was approved as proposed that the Company should pay directors bonuses to 10 Directors excluding Mr. Motohiko Yokoyama, an Outside Director, among 11 Directors as of end of the term, in the amount of 128 million yen.

At the Meeting of the Board of Statutory Auditors held after this Shareholders’ Meeting, Messrs. Toshihito Yamazoe and Haruhito Hisatsune were elected as Standing Statutory Auditors and assumed their offices.